

December 30, 2010

Mr. Mark C. Allen
Senior Vice President and Chief Financial Officer
Encore Energy Partners LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102

>   **Re: Encore Energy Partners LP**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 001-33676**

Dear Mr. Allen:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Principal Customers, page 8

1.   We note your disclosure that your largest purchaser was Marathon Oil Corporation and that it accounted for 43% of your total sales of production. We also note your disclosure that the loss of any one purchaser "would not have a material adverse effect on [y]our ability to market [y]our oil and natural gas production" (emphasis added). Please file any material contracts with respect to such sales, or tell us why you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 123

2.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your general partner's directors should serve as such in light of your business and structure. See Item 401 of Regulation S-K.

3.   Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past 10 years.

Certain Relationships and Related Transactions, and Director Independence, page 137

Administrative Services Agreement, page 138

4.   We note your disclosure that "Encore Operating has substantial discretion in determining which third-party expenses to incur on [y]our behalf," which you are obligated to reimburse. Please revise your disclosure to provide in necessary detail the considerations Encore Operating makes in respect of such third-party expenses. For example, you may include the percentage of such expenses that you reimburse.

Policies and Procedures for Approval of Related Person Transactions, page 138

5.   Please provide all the information required by Item 404(b) of Regulation S-K in respect of your policies and procedures, including:

   •   the standards to be applied pursuant to such policies and procedures;

   •   the persons or groups of persons on your general partner's board of directors or otherwise who are responsible for applying such policies and procedures; and

   •   a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Glossary, page ii

6.   Please revise your definition of proved undeveloped reserves so it is consistent with the SEC definition of proved reserves and undeveloped reserves as found in the definition section in Rule 4-10(a)(22), (26) and (32)of Regulation S-X.

Business and Properties, page 1

Acreage, page 6

7.   We note that you have provided information regarding your gross and net acreage. Please provide the information required by Item 1208(b) of Regulation S-K, or tell us why it is not applicable.

Delivery Commitments and Marketing Arrangements, page 7

8.   Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Proved Reserves, page 11

9.   We note your disclosure that all of your proved undeveloped reserves (PUDS) are scheduled to begin drilling within the next five years. We also note your press release dated September 2, 2010 where you state that you and Denbury Resources have terminated the previously announced consideration of a sale or other asset transaction between Denbury and you regarding the Elk Basin field. The release goes on to say that this process had been initiated due to the substantial future capital requirements to flood that field as a possible CO_2 tertiary project and no agreement could be reached on the value of the potential tertiary reserves. If you do not have the capital to develop these reserves and are planning to sell them they should not remain in the proved category if any of them are so classified. We note that 40% of your oil PUDs are in the Big Horn Basin. Please tell us how many of those reserves are in the Elk Basin field and are classified as proved undeveloped due to a possible CO_2 tertiary project. As you do not appear to have converted many PUDs to producing in the last several years, please disclose this information as required in Item 1203.

Internal Controls Over Reserves Estimates, page 11

10.   You state here and on pages 115 and 116 that guidelines established by the SEC were used to prepare these reserve estimates. Rule 4-10 of Regulation S-X and Items 1201 though 1208 of Regulation S-K and other SEC reserve related rules are not guidelines but rules and regulations that you are required to follow. Please revise your document accordingly.

11.   We note your disclosures indicating that your estimates of proved reserves were prepared by your third party petroleum engineering firm "in accordance with generally accepted petroleum engineering principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering principles. We note that your third party engineer does not use such language in their report filed as Exhibit 99.1. Please revise your disclosure or refer us to a source of this compilation of principles.

Oil and Natural Gas Producing Activities, page 115

12.   We note your disclosure related to the changes to your proved reserves. Please disclose the changes to your proved undeveloped reserves, including conversion to developed status, as required by Item 1203(b) of Regulation S-K.

Exhibit 23.2

13.   We note the statement that the report is "for the exclusive use of Encore Energy Partners LP." Please obtain and file a revised version that retains no language that could suggest either a limited audience or a limit on potential investor reliance on the report.

Exhibit 99.1

14.   Please ask Miller and Lents, Ltd., your independent third-party engineer, to revise its report to comply with the following items under Item 1202(a)(8) of Regulation S-K:

- The proportion of your total reserves covered by the report, as required by Item 1202(a)(8)(iii) of Regulation S-K.

- A description of the assumptions, data, methods, and procedures used in connection with the preparation of the reports, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.

- A discussion of the possible effects of regulation on your ability to recover the reserves.

- A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

15.   Please provide the basis for not filing the charts and exhibits referenced in the report.

16.   We note the statement that the evaluations in the report reflect Miller and Lents, Ltd.'s "informed judgment based on accepted standards of professional investigation." We are not aware of an official industry compilation of such "accepted standards of professional investigation." With a view towards possible disclosure, please explain to us the basis for concluding that such standards have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such standards. In addition, please clarify what is meant by "professional investigation."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, Kimberly Calder at (202) 551-3701, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Sirimal Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Parker
Branch Chief